Exhibit 99.1
Report of Independent Registered Public Accounting Firm
The Board of Directors and Shareholders
Dr. Reddy’s Laboratories Limited
We have reviewed the accompanying condensed consolidated interim statements of financial position of Dr. Reddy’s Laboratories Limited and subsidiaries (“the Company”) as of September 30, 2011 and March 31, 2011, the related condensed consolidated interim income statements, the statements of comprehensive income for the three and six months ended September 30, 2011 and 2010, the statements of changes in equity and statements of cash flow for the six months ended September 30, 2011 and 2010, and the summary of significant accounting policies and other explanatory notes. These condensed consolidated interim financial statements are the responsibility of the Company’s management.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with International Financial Reporting Standards as issued by International Accounting Standards Board.
We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of the Company and subsidiaries as of March 31, 2011, and the related consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the year then ended (not presented herein); and in our report dated July 20, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position as of March 31, 2011, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.
KPMG
Hyderabad, India
December 12, 2011